Exhibit 99.36

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement (as defined herein) and pursuant to exemptions from the registration requirements of the 1933 Act and applicable state securities laws, the securities offered hereby may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance, Chief Financial Officer and Secretary of Anderson Energy Ltd., at 700, 555 – 4th Avenue S.W. Calgary, Alberta, T2P 3E7 (telephone (403) 262-6307), and are also available electronically at www.sedar.com.

Short Form Prospectus

New Issue	January 27, 2010

$27,912,500

19,250,000 Common Shares

This prospectus qualifies the distribution of 19,250,000 common shares (the “Offered Shares”) of Anderson Energy Ltd. (the “Corporation”) at a price of $1.45 per Offered Share (the “Offering”) for aggregate gross proceeds of $27,912,500.

The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “AXL”. On January 26, 2010, the last trading day before the date of this short form prospectus, the closing price of the Common Shares on the TSX was $1.32. The TSX has conditionally approved the listing of the Offered Shares. Listing is subject to the Corporation fulfilling the applicable listing requirements of the TSX on or before April 20, 2010. Mr. J.C. Anderson, Chairman of the Corporation, has indicated his intention to purchase 352,466 Offered Shares at a price of $1.45 per Offered Share pursuant to the Offering.

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters (as defined herein), based on the legislation in effect on the date of this short form prospectus, the Offered Shares are qualified investments for certain tax exempt plans as set forth under the heading “Eligibility for Investment”.

PRICE: $1.45 PER OFFERED SHARE

	Price to Public (1)	Underwriters’ Fee	Net Proceeds to the Corporation(2)(3)
Per Offered Share	$1.45	$0.0725	$1.3775
Total Offering	$27,912,500	$1,395,625	$26,516,875

Notes:

(1)	The offering price was determined by negotiation between the Corporation and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters. See “Plan of Distribution”.
(2)	Before deducting expenses of the Offering estimated to be $375,000 which will be paid from the general funds of the Corporation.
(3)	The Underwriters have been granted an option (the “Over-allotment Option”), exercisable, in whole or in part, at any time up to 30 days after closing of the Offering, to purchase up to 2,887,500 Common Shares at a price of $1.45 per Common Share. This short form prospectus qualifies both the grant of the Over-allotment Option and the issuance of the Common Shares upon exercise of the Over-allotment Option. If the Over-allotment Option is fully exercised, the Total Offering, Underwriters’ Fee and Net Proceeds to the Corporation (before payment of expenses of the Offering) will be approximately $32,099,375, $1,604,969 and $30,494,406, respectively. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option. Where applicable, references to “Offering” and “Offered Shares” include the Common Shares issuable upon exercise of the Over-allotment Option.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-allotment Option	2,887,500 Common Shares	Exercisable at any time up to 30 days after closing of the Offering	$1.45 per Common Share

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Cormark Securities Inc., National Bank Financial Inc., CIBC World Markets Inc. and GMP Securities L.P. (collectively, the “Underwriters”), as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement (as defined herein) referred to under “Plan of Distribution”, subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. These transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Underwriters propose to offer the Offered Shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the Offered Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the firm obligation of the Underwriters to purchase 19,250,000 Offered Shares from the Corporation at a price of $1.45 per Offered Share or the net proceeds received by the Corporation pursuant to the Offering. See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on February 3, 2010, or on such later date as the Corporation and the Underwriters shall agree to, but in any event not later than February 26, 2010.

Each of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation. Accordingly, the Corporation may be considered a “connected issuer” of each of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. for the purposes of applicable securities legislation. Initially, the net proceeds of the Offering will be used to repay indebtedness owing to such chartered banks. See “Relationship Between the Corporation and Certain Underwriters” and “Use of Proceeds”.

Investors should rely only on the information contained in or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide investors with different information. The Corporation is not offering the Offered Shares in any jurisdiction in which the offer is not permitted. Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date of this short form prospectus.

The registered and head office of the Corporation is located at 700, 555 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3E7.

- ii -

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
THE CORPORATION	3
BUSINESS OF THE CORPORATION	3
RECENT DEVELOPMENTS	3
USE OF PROCEEDS	3
CAPITALIZATION OF THE CORPORATION	4
DESCRIPTION OF SHARE CAPITAL	4
PLAN OF DISTRIBUTION	5
MARKET FOR SECURITIES	6
PRIOR SALES	7
ELIGIBILITY FOR INVESTMENT	7
RISK FACTORS	7

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS	8
LEGAL MATTERS	8
LEGAL PROCEEDINGS	8
AUDITORS	8
INTEREST OF EXPERTS	8
REGISTRAR AND TRANSFER AGENT	9
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	9
AUDITORS’ CONSENT	10
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain certain forward-looking statements relating to, but not limited to, the Corporation’s operations, anticipated financial performance, business prospects and strategies. Forward-looking statements are often (but not necessarily) identified by words such as “anticipate”, “believe”, “plan”, “continue”, “estimate”, “expect”, “may”, “project”, “should”, “intend” or similar words (or the negative of such terms) suggesting future outcomes. All statements other than statements of historical fact may be forward-looking statements.

In particular, this short form prospectus, and the documents incorporated by reference herein, may contain forward-looking statements pertaining to the following:

•	the closing date of the Offering;

•	use of proceeds from the Offering;

•	business plans and strategies;

•	production levels;

•	capital expenditure programs;

•	the quantity of oil and natural gas reserves;

•	projections of market prices;

•	projections of costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	treatment under governmental regulatory and taxation regimes; and

•	the other factors considered under “Risk Factors”.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

Forward-looking statements are based on the Corporation’s current beliefs as well as assumptions made by, and information currently available to, the Corporation concerning anticipated financial performance, business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market natural gas, oil, and natural gas liquids successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to add production and reserves through development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By its nature, forward-looking information or statements necessarily involve numerous risks and uncertainties that could cause the Corporation’s actual results to vary materially, including, without limitation, the following factors: risks may not be insurable, dependence on key personnel, conflicts of interest, management of growth, government regulation, competition, risks associated with oil and gas exploration, financial risks, history of losses, expiration of licences and leases, environmental, prices, markets and marketing, operating hazards and mechanical failures, issuance of debt, exchange rate fluctuations, availability of drilling equipment and access to properties, reserve estimates, title to properties, uncertainty of global financial markets and the actions or inactions of third-party operators. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by the Corporation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Further information regarding these factors may be found under the heading “Risk Factors” in the AIF (as defined herein).

The forward-looking statements contained in this short form prospectus are made as of the date hereof, and neither the Corporation nor the Underwriters undertake any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Vice President, Finance, Chief Financial Officer and Secretary of the Corporation at 700, 555 – 4th Avenue S.W., Calgary, Alberta T2P 3E7 (telephone: (403) 262-6307), and are also available electronically at www.sedar.com.

The following documents of the Corporation are specifically incorporated by reference in this short form prospectus:

(a)	the annual information form of the Corporation dated March 31, 2009 for the year ended December 31, 2008 (the “AIF”);

(b)	the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of financial condition and results of operations of the Corporation for the year ended December 31, 2008;

(d)	the unaudited interim consolidated financial statements of the Corporation as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008;

(e)	management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and nine months ended September 30, 2009;

(f)	the information circular dated March 31, 2009 relating to the annual general and special meeting of shareholders of the Corporation held on May 14, 2009; and

(g)	the material change report of the Corporation dated May 17, 2009.

Documents referenced in any of the documents incorporated by reference in this short form prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this short form prospectus are not incorporated by reference in this short form prospectus. Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change report (except confidential material change report), business acquisition report and information circulars, filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

THE CORPORATION

The Corporation was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on January 30, 2002 and became a publicly-traded issuer on September 7, 2005 in connection with its acquisition of Aquest Energy Ltd. on September 1, 2005 pursuant to a plan of arrangement under the ABCA. The Corporation amalgamated with certain of its direct and indirect wholly-owned subsidiaries effective January 1, 2006 and amalgamated with one of its wholly-owned subsidiaries effective January 1, 2009.

The Corporation currently has one wholly-owned subsidiary, 1023095 Alberta Ltd., which was incorporated under the ABCA on December 20, 2002. The Corporation and 1023095 Alberta Ltd. are partners of Anderson Energy Partnership, a general partnership organized under the laws of Alberta.

BUSINESS OF THE CORPORATION

The Corporation intends to continue to focus on the development of prospects in Central Alberta, centered around the Sylvan Lake area and northwest to Pembina. The Corporation also intends to pursue strategic acquisitions of corporations and/or oil and natural gas properties where it believes further exploration, exploitation and development opportunities exist. See “Business and Strategy” and “Principal Properties” in the AIF.

RECENT DEVELOPMENTS

The Corporation commenced its operated Edmonton Sands winter drilling program on November 4, 2009. As of January 26, 2010, the Corporation has drilled 124 gross Edmonton Sands wells, with a success rate of 85%, consistent with expectations and historical results. It is expected that two additional wells will be drilled in this program in the remainder of the first quarter of 2010. The Corporation’s approximate capital working interest in the wells drilled is 75%. The Corporation has identified multistage frac horizontal drilling opportunities targeting the Cardium oil and Whitemud Sands gas formations in Central Alberta. Evaluation of these prospects through drilling is expected to commence prior to the end of the first quarter of 2010. See “Use of Proceeds”.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Offered Shares are estimated to be approximately $26,141,875 ($30,119,406 in the event the Over-allotment Option is exercised in full) after deducting the fees of $1,395,625 payable to the Underwriters ($1,604,969 if the Over-allotment Option is exercised in full) and the estimated expenses of the Offering of $375,000.

The net proceeds of the Offering will be initially used by the Corporation to pay down bank debt. See “Relationship Between the Corporation and Certain Underwriters” in this short form prospectus. Indebtedness was incurred by the Corporation over the past two years for the purpose of exploring and developing existing properties. The Corporation intends to subsequently use the availability under the Facilities (as defined herein) created by the application of the net proceeds from the Offering to expand its previously disclosed Cardium light oil drilling program by four net additional horizontal oil wells. The additional wells will be located across the Corporation’s Cardium landholdings and will allow the Corporation to further delineate areas for near-term development.

While the Corporation intends to use the net proceeds of the Offering as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds of the Offering may be advisable for business reasons that management believes are in the Corporation’s best interests. See “Risk Factors”.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the capitalization of the Corporation as at September 30, 2009, both before and after giving effect to the Offering.

	Authorized	Outstanding as at September 30, 2009	Outstanding as at September 30, 2009 after giving effect to the Offering (1)
Common Shares (2)	unlimited	$391,636,524 (150,500,401 shares)	$417,778,399 (169,750,401 shares)
Bank Debt (3)	$100,000,000	$62,673,518	$36,531,643(4)

Notes:

(1)	Based on the issuance of 19,250,000 Offered Shares pursuant to the Offering for gross proceeds of $27,912,500 less the Underwriters’ fee of $1,395,625 and other expenses of the Offering estimated to be $375,000. If the Over-allotment Option is fully exercised, Common Shares outstanding as at September 30, 2009 after giving effect to the Offering will be approximately $421,755,930 (172,637,901 Common Shares).
(2)	The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 150,500,401 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable shares as at January 26, 2010. In addition, as at January 26, 2010, 10,246,256 Common Shares have been reserved for issuance on exercise of a like number of outstanding options to purchase Common Shares issued under the Corporation’s stock option plan.
(3)	At September 30, 2009, total bank facilities available to the Corporation were $100 million, comprised of a $90 million extendible, revolving term credit facility and a $10 million working capital facility (the “Facilities”). The reserves-based Facilities have a revolving period ending on July 13, 2010, extendible at the option of the lenders, followed by a term period with three equal quarterly principal repayments commencing 180 days from the term date. Advances under the Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance or LIBOR loan rates plus applicable margins. The margins vary depending on the borrowing option used and the Corporation’s financial ratios. At September 30, 2009, there were no advances in U.S. funds. Loans are secured by a floating charge debenture over all assets and guarantees by material subsidiaries. As at January 26, 2010, outstanding bank debt was approximately $64 million. See “Use of Proceeds” and “Relationship Between the Corporation and Certain Underwriters”.
(4)	The net proceeds of the Offering will initially be used by the Corporation to pay down the Corporation’s bank debt. See “Use of Proceeds”.

DESCRIPTION OF SHARE CAPITAL

Common Shares

The holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Corporation except at meetings of which only holders of a specified class of shares are entitled to vote. Common shareholders are entitled to receive, subject to the prior rights and privileges attaching to any other class of shares of the Corporation, such dividends as may be declared by the Corporation. Holders of Common Shares will be entitled upon liquidation, dissolution or winding-up of the Corporation, subject to the prior rights and privileges attaching to any other class of shares of the Corporation, to receive the remaining property and assets of the Corporation.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series. Subject to the provisions of the ABCA, the directors of the Corporation are authorized to fix, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching thereto. No preferred shares are currently outstanding.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated as of January 14, 2010 (the “Underwriting Agreement”) among the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase on February 3, 2010 or on such other date as the Corporation and the Underwriters may mutually agree (subject to the termination rights described below), but in any event not later than February 26, 2010, the Offered Shares offered pursuant to this short form prospectus at a price of $1.45 per Offered Share for total consideration of $27,912,500 payable in cash to the Corporation against delivery of certificates representing the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

The offering price was determined by negotiation between the Corporation and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters. The Corporation has agreed to pay to the Underwriters a fee equal to 5% of the gross proceeds of the Offering, equal to $0.0725 per Offered Share, in consideration of services rendered by them in connection with the Offering. All fees payable to the Underwriters will be paid on account of services rendered in connection with the Offering and will be paid from the proceeds of the Offering.

The Corporation has granted the Underwriters the Over-allotment Option, exercisable, in whole or in part, at any time up to 30 days after closing of the Offering, to purchase up to an additional 2,887,500 Common Shares, at the offering price, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-allotment Option and the issuance of the Common Shares upon exercise of the Over-allotment Option are qualified for distribution under this short form prospectus. If the Over-allotment Option is exercised in full, the total Offering, the Underwriters’ fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately $32,099,375, $1,604,969 and $30,494,406, respectively.

The Underwriters propose to offer the Offered Shares initially at the offering price specified herein. Without affecting the firm obligation of the Underwriters to purchase 19,250,000 Offered Shares from the Corporation at a price of $1.45 per Offered Share, after the Underwriters have made reasonable efforts to sell all of the Offered Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the net proceeds received by the Corporation or the Underwriters’ fee payable by the Corporation to the Underwriters on account of the services rendered by the Underwriters in connection with the Offering.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the 1933 Act. Accordingly, the Offered Shares may not be offered, sold or delivered to a person in the United States or to or for the account or benefit of U.S. persons except in accordance with an exemption from the registration requirements of the 1933 Act and applicable state securities laws, including Rule 144A. The Underwriting Agreement permits the Underwriters to offer and resell the Offered Shares that they have acquired pursuant to the Underwriting Agreement to certain investors in the United States, including qualified institutional buyers, provided such offers and sales are made in transactions exempt from the registration requirements of the 1933 Act including pursuant to Rule 144A thereunder and from the registration requirements of applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares offered hereby in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act or in accordance with any other available exemption from registration under the 1933 Act.

The Corporation has agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses.

The Corporation has agreed that it will not, without the prior written consent of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld, from the date of the Underwriting Agreement until the date that is 90 days following the closing date of the Offering, directly or indirectly, issue, sell, or offer to sell, or announce the offering of, or enter into or make any agreement or understanding, or announce the making or entry into any agreement or understanding, to issue, sell or exchange any Common Shares or securities exchangeable or convertible into Common Shares and will not, until completion of the distribution of the Offered Shares, make any distributions to shareholders of the Corporation out of the normal course. Provided that the Corporation may: (i) grant stock options under the Corporation’s existing stock option plan; and (ii) issue Common Shares to the holders of stock options that are outstanding on the date of the Underwriting Agreement and are exercisable by their terms within the 90 day period following closing of the Offering.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol “AXL”. The following table sets forth the monthly price ranges and volumes of trading of the Common Shares on the TSX for the periods indicated.

2009	High $	Low $	Volume
January	1.48	0.97	1,417,940
February	1.12	0.79	1,435,328
March	0.93	0.75	3,277,860
April	0.94	0.65	6,134,906
May	1.30	0.80	11,821,634
June	1.15	0.82	25,555,594
July	0.85	0.68	8,964,968
August	0.87	0.73	11,317,171
September	1.12	0.73	25,824,238
October	1.18	0.88	16,853,254
November	1.12	0.96	7,210,463
December	1.19	0.97	5,595,086

2010
January 1 to January 26	1.57	1.18	21,274,227

On January 26, 2010, the last trading day before the date of this short form prospectus, the closing price of the Common Shares on the TSX was $1.32. The TSX has conditionally approved the listing of the Offered Shares. Listing is subject to the Corporation fulfilling the applicable listing requirements of the TSX on or before April 20, 2010. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. See “Plan of Distribution”.

PRIOR SALES

During the 12-month period preceding the date of this short form prospectus, the Corporation: (i) issued 63,200,000 Common Shares at a price of $0.95 per Common Share for aggregate gross proceeds of $60,040,000 on May 28, 2009; and (ii) granted options to acquire an aggregate of 3,271,200 Common Shares at an average exercise price of $0.79 per Common Share.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters, subject to the provisions of any particular plan and provided that the Offered Shares are listed at all relevant times on a “designated stock exchange” within the meaning of the Income Tax Act (Canada) (the “Tax Act”) (which includes the TSX), the Offered Shares will, if issued on the date of the Offering, be qualified investments under the Tax Act and the regulations thereunder, as in effect on the date hereof, for a trust governed by a registered retirement savings plan, a registered education savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, and a tax-free savings account (a “TFSA”). Notwithstanding that the Offered Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Offered Shares held in the TFSA if such Offered Shares are a “prohibited investment” for the purposes of section 207.01 of the Tax Act. The Offered Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (as defined in the Tax Act) in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm’s length for the purposes of the Tax Act. Such holders are urged to consult their own tax advisors.

RISK FACTORS

Before making an investment decision, prospective purchasers of Offered Shares should consider the information contained in and incorporated by reference in this short form prospectus and, in particular, the risk factors set out at pages 26 to 35 of the AIF and below. Readers are cautioned that the risk factors contained in and incorporated by reference in this short form prospectus are not exhaustive.

Market Price of Common Shares

The trading price of securities of oil and gas companies is subject to substantial volatility, and such trading prices have been particularly volatile in recent months. This volatility is often based on factors both related and unrelated to the financial performance or prospects of the companies involved. The market price of the Common Shares could be subject to significant fluctuations in response to variations in the Corporation’s operating results, financial condition, liquidity and other internal factors. Factors that could affect the market price of the Common Shares that are unrelated to the Corporation’s performance include domestic and global commodity prices and market perceptions of the attractiveness of particular industries. The price at which the Common Shares will trade cannot be accurately predicted.

Use of Proceeds of the Offering

As set out under “Use of Proceeds” in this short form prospectus, the Corporation intends to use all of the net proceeds of the Offering to pay down bank debt and to subsequently use the availability under the Facilities created by the application of the net proceeds from the Offering to expand its Cardium light oil drilling program. However, although these allocations are based on the current expectation of management of the Corporation, there may be circumstances that are not known at this time where a reallocation of the net proceeds of the Offering may be advisable for business reasons that management believes are in the Corporation’s best interests.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

Each of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation.

Initially, the net proceeds of the Offering will be used to repay indebtedness under the Facilities owing by the Corporation to such chartered banks (the “Lenders”). Accordingly, the Corporation may be considered a “connected issuer” of each of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. for the purposes of applicable securities legislation. As at January 26, 2010, an aggregate of approximately $64 million was outstanding under the Facilities. The Corporation is in compliance with its obligations under the Facilities. Since the execution of the Facilities, no breach thereunder has been waived by the lenders thereunder. See “Capitalization of the Corporation”.

Neither the Corporation’s financial position nor the value of the security under the Facilities has materially changed, in an adverse manner, since the indebtedness under the Facilities.

The offering price for the Offered Shares was determined by negotiation by the Corporation and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters. The Lenders did not play any role in those determinations or decisions; however, the Lenders have been advised of the Offering and its terms. As a consequence of the Offering, BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. will receive a portion of the gross proceeds of the Offering payable to the Underwriters for their fees and expenses and the Lenders will receive a portion of the net proceeds of the Offering as repayment of the Corporation’s indebtedness under the credit facilities to the Lenders, as the Corporation intends to initially use the net proceeds of the Offering to reduce the Corporation’s indebtedness under the credit facilities. See “Use of Proceeds” and “Capitalization of the Corporation”.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

LEGAL PROCEEDINGS

The Corporation is not involved in or aware of any present or pending legal proceedings involving the Corporation, jointly or separately, as a party which is material to the Corporation.

AUDITORS

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 2700, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Bennett Jones LLP on behalf of the Corporation and Burnet, Duckworth & Palmer LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Bennett Jones LLP and the partners and associates of Burnet, Duckworth & Palmer LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Corporation and its associates and affiliates.

Reserves estimates incorporated by reference in this short form prospectus are based upon reports prepared by AJM Petroleum Consultants and GLJ Petroleum Consultants Ltd. Each of AJM Petroleum Consultants and GLJ Petroleum Consultants Ltd. has confirmed that it is an Independent Qualified Reserves Evaluator.

KPMG LLP has confirmed it is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Alberta.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

The Board of Directors of Anderson Energy Ltd.

We have read the short form prospectus dated January 27, 2010 relating to the sale and issue of 19,250,000 common shares of Anderson Energy Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Anderson Energy Ltd. on the consolidated balance sheets of Anderson Energy Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the years then ended. Our report is dated March 20, 2009.

(Signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

January 27, 2010

CERTIFICATE OF THE CORPORATION

Dated: January 27, 2010

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “Brian H. Dau”	(Signed) “M. Darlene Wong”
President and Chief Executive Officer	Vice President, Finance, Chief Financial Officer and Secretary

On behalf of the Board of Directors

(Signed) “Christopher L. Fong”	(Signed) “Glenn D. Hockley”
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: January 27, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

BMO NESBITT BURNS INC.	RBC DOMINION SECURITIES INC.

(Signed) “Shane C. Fildes”	(Signed) “James S. McKee”
Shane C. Fildes	James S. McKee

CORMARK SECURITIES INC.	NATIONAL BANK FINANCIAL INC.

(Signed) “Ryan A. Shay”	(Signed) “Thomas E. MacInnis”
Ryan A. Shay	Thomas E. MacInnis

CIBC WORLD MARKETS INC.	GMP SECURITIES L.P.

(Signed) “Brian D. Heald”	(Signed) “Christopher T. Graham”
Brian D. Heald	Christopher T. Graham

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